World Headquarters

January 12, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  David R. Humphrey

                  Accounting Branch Chief

Re:	Cooper-Standard Holdings Inc.
Form 10-K for the year ended December 31, 2010
Filed March 21, 2011
File No. 000-54305

Ladies and Gentlemen:

Cooper-Standard Holdings Inc. (the “Company”) is delivering this letter in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 28, 2011 (the “Comment Letter”) with respect to the Form 10-K filed for the year ended December 31, 2010 (File No. 000-54305) (the “2010 Form 10-K”). We also are forwarding a copy of this letter via overnight courier in response to the Staff’s comment.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by the response of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the 2010 Form 10-K.

Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 38

Staff Comment:

Your disclosures on pages 20 and 52 indicate that raw materials comprise the largest component of your costs, representing approximately 49% of your costs in 2010. In addition, you indicate that there have been extreme fluctuations in material pricing in recent years, and that higher than anticipated material costs could adversely affect your operating profitability if you could not recoup such costs through price increases to your customers. However, your discussion and analysis of cost of products sold does not address your expenses directly. In this regard, your disclosures should be expanded to include a discussion of these costs on a stand-alone basis. Such disclosures should clearly identify the major cost components included in cost of products sold. Further, such disclosure should quantify and discuss the impact of each significant component of costs comprising cost of products sold. Materiality should be assessed in relation to your

39550 Orchard Hill Place Drive • Novi, MI 48375 • Phone: (248) 596-5900 • Fax: (248) 596-6550

David R. Humphrey

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2012

consolidated performance measures. This disclosure should be presented in a manner which will allow investors to discern the relative contribution of each significant component to the total change in cost of products sold. In addition, the impact of individual material variances in components of cost of products sold should be separately analyzed, disclosed, quantified, and discussed without regard to the overall effect should those variances be netted to offset each other. Also, please ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes. For example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes. Please provide us with a copy of your intended revised disclosure.

Response:

The Company would like to refer the Staff to the Staff’s letter dated November 9, 2010 addressed to the Company with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed November 2, 2010 (File No. 333-168316) (the “November 2010 Comment Letter”), and in particular to Staff comment 1 set forth therein, which reads as follows:

“1. With respect to fresh start accounting, it is generally not appropriate to include a discussion of operating results on a combined basis for the pre- and post-fresh start accounting periods. Please revise your disclosures accordingly.”

The Company adopted fresh start accounting as of May 31, 2010 after emerging from bankruptcy. In response to the November 2010 Comment Letter, the Company has intentionally not included in its Management’s Discussion and Analysis of Financial Condition sections of its periodic reports or other filings with the Commission comparisons between pre- and post-fresh start accounting periods (i.e. between the Company as “Predecessor” and “Successor”). In responding to the Comment Letter, the Company is also cognizant of and informed by the Staff comment 1 in the November 2010 Comment Letter.

Set forth below is the Company’s proposed revised disclosure regarding “Cost of Products Sold” for the Seven Months Ended December 31, 2010, Five Months Ended May 31, 2010 and Twelve Months Ended December 31, 2009, which the Company intends to include in its Form 10-K filed for the year ended December 31, 2011 (the “2011 Form 10-K”). The Company intends to include similar disclosure in its 2011 Form 10-K for the Twelve Months Ended December 31, 2011, Seven Months Ended December 31, 2010 and Five Months Ended May 31, 2010. As discussed above and as set forth below, the Company does not expect the proposed disclosure on “Cost of Products Sold” that will be included in the 2011 Form 10-K to set forth comparisons between Predecessor and Successor Company periods. The Company believes this approach is similar to the presentation included in financial statements filed with the Commission by other public reporting companies that have emerged from bankruptcy. For financial statements with respect to periods beginning on and after January 1, 2012, the Company will be able to include

David R. Humphrey

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2012

comparisons between the relevant 2012 period and the prior comparable period of 2011 in its Management’s Discussion and Analysis of Financial Condition sections of its periodic reports or other filings with the Commission.

Cost of Products Sold. Cost of products sold is primarily comprised of material, labor, manufacturing overhead, depreciation and amortization and other direct operating expenses. Cost of products sold was $1,172.4 million for the seven month Successor period ended December 31, 2010 and $832.2 million for the five month Predecessor period ended May 31, 2010. Raw materials comprise the largest component of our cost of products sold and represented approximately 49% of total cost of products sold for both the Successor and Predecessor periods in 2010. Cost of products sold for the seven months ended December 31, 2010 was impacted by higher material costs and other variable costs as a result of increases in production volumes, increases in commodity costs and higher labor costs due to the additional hires to support the significant increase in volumes in most regions as well as the restoration of certain employee pay and benefits. In addition, the period was impacted by depreciation and amortization expense of $52.2 million and by an inventory cost adjustment resulting from fresh-start accounting of $8.1 million. Cost of products sold for the five months ended May 31, 2010 was impacted by higher material costs and other variable costs as a result of increases in volumes, increases in commodity costs and higher labor costs due to the additional hires to support the significant increase in volumes in most regions as well as the restoration of certain employee pay and benefits. Additionally, the period was impacted by depreciation and amortization expense of $32.1 million. Cost of products sold was $1,679.0 million for the year ended December 31, 2009 and raw materials represented 45% of total cost of products sold. The period was impacted by depreciation and amortization expense of $90.4 million.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities Exchange Commission or any person under the federal securities laws of the United States.

David R. Humphrey

Securities and Exchange Commission

Division of Corporation Finance

January 12, 2012

If you wish to discuss the disclosure above, or if there is anything we can do to facilitate the Staff’s processing of this comment letter, please feel free to contact me at (248) 596-6017, or, in my absence, Timothy W. Hefferon, Vice President, General Counsel and Secretary, at (248) 596-6030.

Sincerely,

/s/ Allen J. Campbell

Allen J. Campbell
Chief Financial Officer
Cooper-Standard Holdings Inc.